SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MARCH 2009

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 03, 2009

Grupo TMM, S.A.B.

By:
______________________________________
/s/ Jacinto Marina
Deputy CEO

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated March 03, 2009 (GRUPO TMM REPORTS FOURTH-QUARTER AND FULL-YEAR 2009 FINANCIAL RESULTS).

TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO	Kristine Walczak (investors, analysts, media)
011-525-55-629-8866 ext. 2901	312-726-3600
jacinto.marina@tmm.com.mx	kwalczak@dresnerco.com

Monica Azar, Investor Relations
917-597-5361 or 011-525-55-629-8866 ext. 3421
monica.azar@tmm.com.mx

GRUPO TMM REPORTS FOURTH-QUARTER AND FULL-YEAR 2009
FINANCIAL RESULTS

 •   Consolidated operating profit up 32.6% for quarter and 33.7% in full year
 •   Maritime operating profit up 74.7% for quarter and 34.0% in full year
 •   Corporate expenses down 24.5% for quarter and 23.6% in full year
 •   EBITDA up 22.2% for quarter and 32.4% in full year

(Mexico City, February 25, 2010) - Grupo TMM, S.A.B. (NYSE: TMM and BMV: TMM A; ”TMM” or the ”Company”), a Mexican intermodal transportation and logistics company, reported today its financial results for the fourth quarter and full year of 2009.

MANAGEMENT OVERVIEW
José F. Serrano, chairman and chief executive officer of Grupo TMM, said, ”The fourth quarter of 2009 was our strongest of the year, both operationally and financially. The Maritime division’s performance in the fourth quarter met our expectations, as the new vessels we acquired throughout 2009 contributed to the division’s operating profit. Additionally, we completed the restructuring of our receivables securitization, which reduced the Company’s debt.”

”Although consolidated revenue decreased in the fourth-quarter and full-year periods of 2009 compared to the same periods of 2008, consolidated operating profit in the fourth quarter improved 32.6 percent, and in the 2009 full year improved 33.7 percent, compared to the same periods of 2008. The considerable improvement in operating profit in both periods was mainly due to lower costs and expenses, as well as a 74.7 percent increase in the Maritime division’s operating profit in the 2009 fourth quarter over last year. Additionally, the Maritime division improved its EBITDA by 43.8 percent in the 2009 fourth quarter, and by 34.8 percent in the 2009 full year to $89.9 million. We anticipate this upward trend will continue.”

Serrano concluded, ”The fourth quarter of 2009 was a pivotal period for TMM. We completed the acquisition of thirteen vessels, which contributed to significant improvement in the Maritime division’s results, thereby also significantly improving our consolidated results for the quarter and for all of 2009. We also completed the restructuring of our securitization facility, which improved our debt profile and will reduce our cash requirements going forward. Most importantly, our EBITDA exceeded our financial expenses, and TMM became free cash flow positive, which will consistently allow the Company to reduce debt. We remain focused on profitable operations and appropriately deploying our capital to optimize long-term value for our shareholders.”

FOURTH-QUARTER AND FULL-YEAR 2009 FINANCIAL RESULTS
Consolidated revenues decreased 11.2 percent in the 2009 fourth quarter and 15.1 percent in the 2009 full year compared to the same periods of last year. Notwithstanding these revenue decreases, consolidated operating profit in the 2009 fourth quarter improved 32.6 percent to $11.8 million compared to $8.9 million in the same period of last year, and improved 33.7 percent to $26.6 million in 2009 compared to $19.9 million in 2008. These increases were mainly due to lower costs and expenses and to an increase in the Maritime division’s operating profit in the 2009 fourth quarter compared to the 2008 period, attributable to improvements at all business segments except for product tankers, which lost $0.4 million in the fourth quarter.

In the 2009 fourth quarter, corporate expenses decreased 24.5 percent, or $1.2 million, and in 2009, decreased 23.6 percent, or $4.6 million, both compared to the same respective periods of last year. The ratio of corporate expenses to total revenue declined to 4.7 percent in the 2009 fourth quarter and to 4.8 percent in the 2009 full year.

Consolidated EBITDA in the 2009 fourth quarter increased 22.2 percent, or $4.1 million, to $22.6 million compared to $18.5 million in the same period last year. Year-over-year EBITDA improved 32.4 percent, or $17.4 million, to $71.1 million in 2009 compared to $53.7 million in 2008.

At Maritime, fourth-quarter 2009 revenues fell 12.3 percent compared to the fourth quarter of 2008, mainly due to lower revenues in the product tanker segment, partially offset by revenue increases at offshore, chemical tankers and harbor tugs. For 2009, Maritime revenues decreased 3.5 percent, or $7.2 million, due to reductions in every segment except for offshore. These reductions were mainly attributable to the redelivery of time-charter product tanker vessels during the second and third quarters, lower demand for chemical tankers and reduced vessel calls at Manzanillo, which impacted the harbor towage segment.

Maritime operating profit and margins significantly improved in both 2009 periods compared to the previous year. In the 2009 fourth quarter, operating profit increased 74.7 percent, or $6.2 million, and in the full year of 2009 increased 34.0 percent, or $13.6 million, mainly as a result of having four additional offshore vessels in operation. Maritime’s EBITDA increased 43.8 percent in the 2009 fourth quarter to $24.3 million and grew 34.8 percent to $89.9 million in the 2009 full year.

In the 2009 fourth quarter, Ports and Terminal revenue and operating profit increased 14.4 percent and 38.9 percent respectively, mainly due to increased revenues at the cruise ship segment at Acapulco, and to increased volumes at shipping agencies and at the maintenance and repair business segment. For the full year of 2009, revenue fell 26.7 percent, or $13.8 million, and operating profit fell 2.2 percent over 2008. These reductions were mainly due to lower revenues at Acapulco as a result of decreased automobile exports to South America and Japan, and to the cancellation of cruise ship calls throughout the year, due to the swine flu outbreak in May. These decreases were partially offset by improved container volumes at the maintenance and repair segment in 2009 over 2008.

Logistic division revenues reflected losses in the 2009 fourth quarter and in the 2009 full year. However, the trucking segment reflected improved profit in the fourth quarter as a result of higher volumes due to the seasonality.

MANAGEMENT CHANGES
As previously announced, TMM’s former president resigned his position to pursue other endeavors. The Company’s board of directors ratified José F. Serrano in his roles as chairman of the board and chief executive officer of TMM. Additionally, Jacinto Marina, previously chief financial officer, was appointed deputy chief executive officer (Director General Adjunto), and Carlos Aguilar, previously corporate administrative director, will serve as administrative and finance director. Mr. Marina will continue to work closely with Mr. Aguilar in all financing related transactions. Finally, Luis Ocejo was ratified as head of the Maritime division, and Roberto Martinez was appointed head of the Ports and Terminals division.

Mr. Marina has served in several executive positions with TMM since 1991, including most recently chief financial officer. He has a degree in Economics from the Instituto Tecnológico Autónomo de México.

Mr. Aguilar has served in various executive positions at companies owned by TMM since 1991, including corporate administrative director at TMM for the last two years. Mr. Aguilar has a degree in Accounting from the Universidad Nacional Autónoma de México.

Mr. Martínez has a degree in Urban Development from the Universidad Autónoma Metropolitana and a PhD in Regional Economics from the University of Pennsylvania. He specializes in strategic planning, process reengineering, and investment project coordination.

RECLASSIFICATION OF BUSINESS SEGMENTS
The financial information provided in the tables at the end of this release reflects new organizational responsibilities. Additionally, the income statement reflects depreciation and amortization as one item, whereas in previous reports, amortization was included in cost. Management believes the reclassification of business segments and the inclusion of amortization and depreciation as one item are important indicators of the Company’s performance and provide management with a consistent measurement tool for evaluating the operating activities of the Company from period to period.

CONFERENCE CALL
TMM’s management will host a conference call and Webcast to review financial and operational highlights on Friday, February 26 at 11:00 a.m. Eastern time. To participate in the conference call, please dial (877) 723-9509 (domestic) or (719) 325-4767 (international) at least five minutes prior to the start of the event. Accompanying visuals and a simultaneous Webcast of the meeting will be available at http://www.visualwebcaster.com/event.asp?id=66233.

A replay of the conference call will be available through April 1 at 11:59 p.m. Eastern time, by dialing (888) 203-1112 or (719) 457-0820, and entering passcode 7854987. On the Internet a replay will be available for 30 days at http://www.visualwebcaster.com/event.asp?id=66233.

Headquartered in Mexico City, TMM is a Mexican intermodal transportation and logistics company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s Web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables and financial and operational highlights

Exhibit 99.2

Brief Description of Notices to CNBV and BMV of
Financial Statements for the Second-Quarter 2009 Financial Results

Required quartely financial information consists of the financial information filed with the CNBV and the BMV (under discontinuing operations). Specifically required are, among other data, balance sheet, income statement, profit and loss statement, certain financial ratios, a descriptive breakdown of all issued shares and list of directors and officers.